UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33916

GEROVA Financial Group, Ltd.
(Exact name of registrant as specified in its charter)

Cumberland House, 5th Floor, 1 Victoria Street, Hamilton, HM 11, Bermuda, (441) 269-7777
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Shares, Warrants and Units
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

☒	Rule 12h-6(a) for equity securities
☐	Rule 12h-6(c) for debt securities
☐	Rule 12h-6(d) for successor registrants
☐	Rule 12h-6(i) for prior Form 15 filers

TABLE OF CONTENTS

PART I

Item 1.	Exchange Act Reporting History
Item 2.	Recent United States Market Activity
Item 3.	Foreign Listing and Primary Trading Market
Item 4.	Comparative Trading Volume Data
Item 5.	Alternative Record Holder Information
Item 6.	Debt Securities
Item 7.	Notice Requirement
Item 8.	Prior Form 15 Filers

PART II

Item 9.	Rule 12g3-2(b) Exemption

PART III

Item 10.	Exhibits
Items 11.	Undertakings

PART I

Item 1. Exchange Act Reporting History

A. GEROVA Financial Group, Ltd. (the “Registrant”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on or about January 16, 2008, the date that its registration statement on Form S-1 (Registration No. 333-145163) was declared effective by the Securities and Exchange Commission (the “Commission”).

B. The Registrant has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Registrant has filed at least one annual report on Form 20-F under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

Subject to the exceptions set forth in Instruction 1 to this Item, the Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 in January 2008 pursuant to a registration statement on Form S-1 (Registration No. 333-145163).

Item 3. Foreign Listing and Primary Trading Market

Not applicable.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

The Company is relying on Rule 12h-6(a)(4)(ii) (17 CFR 240.12h-6(a)(4)(ii)). As defined in Rule 12h-6(e) (17 CFR 240.12h-6(e)), the number of record holders of the subject class of equity securities on a worldwide basis or who are United States residents at a date within 120 days before filing this Form is 91. We relied on information from our transfer agent, Continental Stock Transfer and Trust Company.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Registrant published in the United States a notice of its intent to terminate its reporting obligations under Section 15(d) of the Exchange Act, by means of press releases issued on June 15, 2011 distributed through Marketwire.

B. The press release described above was disseminated in the United States through a submission to the Commission as Exhibit 99.1 to this Form 15F in accordance with Rule 12h-6(h).

Item 8. Prior Form 15 Filers

Not applicable.

PART II
Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

Exhibit 99.1                      Press release dated June 15, 2011 disclosing the intention to deregister

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, GEROVA Financial Group, Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, GEROVA Financial Group, Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

June 15, 2011	By:	Gene Scher	Chief Operating Officer
Date		Name	Title

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